Filing under Rule 425 under the U.S. Securities Act of 1933
Filing by: CRUDE CARRIERS CORP.
Subject Company: CRUDE CARRIERS CORP. (SEC File No. 001-34651)
CRUDE CARRIERS CORP. REPORTS SECOND QUARTER 2011 RESULTS
Highlights:
•	Reported second quarter net loss of $7.5 million or $0.48 per share (“EPS”).

•	Earned average Time Charter Equivalent (“TCE”) of $13,499 per day for the two Very Large Crude Carriers (“VLCCs”) and $12,173 per day for the three Suezmaxes in the Company’s fleet.

•	Announced on May 5, 2011 that Crude Carriers Corp. entered into a definitive agreement to merge with Capital Product Partners L.P. (“CPLP”).
ATHENS, Greece — August 5, 2011 — Crude Carriers Corp. (“Crude Carriers” or the “Company”) (NYSE: CRU), today reported its financial results for the second quarter of 2011.
The Company reported a net loss for the quarter of $7.5 million or $0.48 per share, which compares with a $0.37 net income per share from the second quarter of 2010. The Company’s reported net loss for the quarter includes $1.7 million in general and administrative expenses related to the definitive merger agreement with CPLP and the proxy statement on Form F-4 filed with the Securities and Exchange Commission.
Revenues for the second quarter 2011 amounted to $9.8 million, which is lower compared to the $20.7 million in the second quarter of 2010. The Company’s drop in revenues reflects primarily the weaker crude tanker spot market, when compared to a year ago.
Total voyage and vessel operating expenses for the quarter amounted to $9.0 million, lower by $2.2 million compared to $11.2 million in the second quarter of 2010, as a result of the increased number of vessels under voyage charters at the time, which increased voyage expenses in the second quarter of 2010. Vessel operating expenses for the second quarter amounted to $4.1 million, which is $1.6 million higher when compared to the second quarter of 2010 as a result of the higher average number of vessels in operation in the second quarter 2011.

General and administrative expenses were $3.0 million for the quarter, of which $0.5 million was a non-cash charge related to the Equity Incentive Plan and $1.7 million relate to the expenses for the definitive merger agreement with CPLP and the proxy statement on Form F-4 filed with the Securities and Exchange Commission. The general and administrative expenses in the second quarter of 2010 stood at $0.6 million.
Interest expense and finance cost for the second quarter of 2011 was $1.4 million which is $0.5 million higher than the interest expense paid in the second quarter of 2010, as the interest expenses a year ago were incurred for only a part of the quarter following the debt drawdown in June 2010.
Quarterly Dividend Per Share
Due to the charter rate environment and the expenses related to the definitive merger agreement, the Company did not generate any cash available for distribution during the quarter. As a result, the Board has determined not to declare a dividend with respect to the quarter from April 1 to June 30, 2011.
Cash available for distribution is a non US GAAP financial measure described on Appendix A of this earnings release.
Crude Tanker Market Overview
The VLCC and Suezmax spot markets remained close to multi year lows, as increased demand for crude oil imports in the East was offset by oversupply of tonnage, higher bunker prices and weak US crude oil imports in the first half of 2011.
During the second quarter 2011, the TD3 (Middle East — Japan) and the TD5 (West Africa — US East Coast) indices average TCE earnings were $9,400 and $9,646 per day, respectively, compared to $13,499 and $12,173 per day, respectively, earned by the Company’s VLCC and Suezmax fleets.
Activity in the crude tanker period market remains limited due to the poor performance of the spot market.
On a positive note, orderbook slippage remains at high levels, as approximately 35% of the expected VLCC and Suezmax newbuildings have not been delivered in the first half of 2011.

Definitive Merger Agreement With Capital Product Partners L.P.
As announced on May 5, 2011, the Partnership entered into a definitive agreement to merge with Crude Carriers in a unit for share transaction. The exchange ratio was set at 1.56 CPLP common units for each Crude Carriers share. CPLP will be the surviving entity in the merger and will continue to be structured as a master limited partnership but will remain a corporation for US tax purposes and unit holders will continue to receive the standard 1099 form. The merger must be approved by: (i) holders of a majority of the voting power of the shares of Crude common stock and Crude Class B stock outstanding and entitled to vote at the Special Meeting, voting together as a single class; (ii) by the sole holder of the shares of Crude Class B stock outstanding and entitled to vote at the Special Meeting, voting as a separate class; and (iii) by the holders of a majority of the voting power of the shares of Crude common stock outstanding and entitled to vote at the Special Meeting that are held by the Unaffiliated Shareholders, voting as a separate class, such majority being 49.45% or more of the outstanding shares of Crude common stock. With respect to the merger, Evangelos M. Marinakis, Chairman of the Board and CEO of Crude, Ioannis E. Lazaridis, President of Crude, Gerasimos G. Kalogiratos, CFO of Crude, and Crude Carriers Investment Corp, the holder of all of the outstanding shares of Crude Class B stock, have entered into a support agreement pursuant to which they have agreed to vote their shares in favor of the merger. Assuming the requisite shareholder approval is received, Crude expects that the merger will occur during the third quarter of 2011.
Management Commentary
Mr. Evangelos Marinakis, the Company’s CEO commented: “Our second quarter results have been affected by the weakness of the crude tanker market and by the costs related to the merger process with CPLP. However, our commercial arrangements and our high specification fleet allow us to perform more favorably, when compared to the TD3 and TD5 routes in particular.”
Mr. Marinakis continued: “During the second quarter, the respective boards of CPLP and Crude Carriers agreed to enter into a definitive merger agreement as previously announced. We believe that the merger is to the benefit of the shareholders of Crude Carriers as it will allow them to receive attractive distributions, based on the $0.93 per common unit annual distribution guidance of CPLP, which translates to $1.45 per Crude Carriers share under the agreed exchange ratio. The combined fleet of the two merged entities will be diversified in both the product and crude tanker space. Together, having one of the youngest, high specification tanker fleets, along with the technical and commercial support of Capital Maritime &

Trading Corp., which brings with it the vetting qualifications of oil majors around the world, will allow the new unit holders of CPLP to benefit from a recovery in both segments.”
Conference Call and Webcast
Today August 5, 2011, at 10:00 a.m. EDT, the Crude Carriers management team will hold a conference call to discuss the financial results.
Conference Call Details:
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: by dialing 1 866 819 7111 (US Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote “Crude Carriers”.
A telephonic replay of the conference call will be available until August 12, 2011 by dialing 1 866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 55 00 00 (Standard International Dial In). Access Code required for the reply is: 70469247#
Slides and Audio Webcast:
There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.crudecarrierscorp.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
Important Information For Investors And Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between Crude Carriers and CPLP will be submitted to the shareholders of Crude Carriers for their consideration. CPLP has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that includes a proxy statement of Crude Carriers that also constitutes a prospectus of CPLP. Crude Carriers and CPLP also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CRUDE CARRIERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Crude Carriers, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Crude Carriers will be available free of charge on Crude Carriers’ website at www.crudecarrierscorp.com under the tab “Investor Relations” or by contacting Crude Carriers’ Investor Relations Department at (212) 661-7566.
Crude Carriers and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Crude Carriers in connection with the proposed transaction. Information about the directors and executive officers of Crude Carriers is set forth in its Annual Report on Form 20-F, which was filed with the SEC on April 18, 2011. This document can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
Forward Looking Statements
This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Crude Carriers’ current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, statements with respect to our outlook on the market and our expectations with respect to our strategy and dividend payment; expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations, growth prospects and intentions with respect to future operations and services; expected distributions; approval of the proposed transaction by Crude Carriers’ shareholders and obtaining any necessary consents; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction. Included among the important factors that, in our view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: (i) conditions in global capital and financial markets; (ii) conditions affecting the spot market for crude and the other products transported by Crude Carriers and CPLP and the markets generally for crude and these other products; and (iii) other factors listed from time to time under “Risk Factors” and other sections of our public filings with the SEC including, without limitation, Crude Carriers’ Annual Report on Form 20-F. We make no prediction or statement about the performance of shares.
All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Crude Carriers and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, (i) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required stockholder approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions and (ii) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, the leverage of the combined company, the ability to obtain financing and to refinance the combined company’s debt, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other shipping companies, terrorist attacks, natural disasters, actions taken or conditions imposed by governments or other regulatory matters, excessive taxation, and the availability and cost of insurance.
Crude Carriers cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Crude Carriers’ most recently filed Annual Report on Form 20-F, recent Reports of Foreign Private Issuer on Form 6-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning Crude Carriers, the proposed transaction or other matters and attributable to Crude Carriers or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Crude Carriers does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.
About Crude Carriers Corp.
Crude Carriers Corp. (NYSE: CRU) is a Marshall Islands corporation focusing on the maritime transportation of crude oil cargoes. The company owns a modern, high specification fleet of crude oil tankers, which currently comprises two VLCC (Very Large Crude Carrier) and three Suezmax tankers. The Company’s fleet is employed in the crude oil spot tanker market. Crude Carriers Corp.’s common shares trade on The New York Stock Exchange under the symbol “CRU”.

For further information please contact:
Company Contacts:
Ioannis Lazaridis, President
Tel: +30 (210) 4584 950
E-mail: i.lazaridis@crudecarrierscorp.com
Jerry Kalogiratos, Chief Financial Officer
Tel: +30 (210) 4584 950
E-mail: j.kalogiratos@crudecarrierscorp.com
Investor Relations / Media:
Nicolas Bornozis, President
Matthew Abenante
Capital Link, Inc.
230 Park Avenue — Suite 1536
New York, NY 10160, USA
Tel: (212) 661-7566
Fax: (212) 661-7526
E-mail: crudecarriers@capitallink.com
www.capitallink.com

CRUDE CARRIERS CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(NOTES 1, 2)
(In thousands of United States Dollars, except number of shares and net (loss)/income per share)

	For the three month		For the six month
	period ended June 30,		period ended June 30,
	2011	2010	2011	2010

Revenues	$9,791	$20,670	$22,621	28,290

Expenses:
Voyage expenses	4,767	8,427	7,023	11,873
Voyage expenses- related party	123	260	284	267
Vessel operating expenses	3,685	2,365	7,245	3,217
Vessel operating expenses -related party	395	164	779	304
General and administrative expenses	2,988	584	4,604	623
Vessel depreciation	4,006	2,406	8,011	3,304

Operating (loss) / income	(6,173)	$6,464	(5,325)	8,702

Other income (expense), net:
Interest expense and finance cost	(1,358)	(873)	(2,705)	(986)
Interest and other income	25	130	57	328

Total other expense, net	(1,333)	(743)	(2,648)	(658)

Net (loss) / income	$(7,506)	$5,721	$(7,973)	$8,044

Net (loss) / income per share (basic and diluted):	$(0.48)	$0.37	$(0.51)	$0.80
Weighted-average number of shares
Common shares (basic and diluted)	13,500,000	13,500,000	13,500,000	7,906,077
Class B shares (basic and diluted)	2,105,263	2,105,263	2,105,263	2,105,263
Total shares (basic and diluted)	15,605,263	15,605,263	15,605,263	10,011,340

CRUDE CARRIERS CORP.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of United States Dollars)

	As of	As of
	June 30, 2011	December 31, 2010

ASSETS
Current assets
Cash and cash equivalents	$7,576	$10,925
Trade accounts receivable	4,280	5,722
Prepayments and other assets	350	453
Inventories	3,216	1,630

Total current assets	15,422	18,730

Fixed assets
Vessels, net	385,327	392,969

Total fixed assets	385,327	392,969
Other non-current assets
Deferred charges, net	1,770	1,598
Restricted cash	5,000	5,000

Total non-current assets	392,097	399,567

TOTAL ASSETS	$407,519	$418,297

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Current portion of long term debt	$19,305	$9,652
Trade accounts payable	4,810	1,726
Due to related parties	2,930	2,333
Accrued liabilities	3,303	2,038

Total current liabilities	30,348	15,749

Long-term liabilities
Long term debt	115,275	124,928

Total long-term liabilities	115,275	124,928

Total liabilities	145,623	140,677

Commitments and contingencies

Total stockholder’s equity	261,896	277,620

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	407,519	$418,297

CRUDE CARRIERS CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(NOTE 1)
(In thousands of United States Dollars)

	For the six months
	period ended June 30,
	2011	2010

Cash flows from operating activities:
Net (loss) / income	$(7,973)	$8,044
Adjustments to reconcile net (loss) / income to net cash provided by operating activities:
Vessel depreciation	8,011	3,304
Amortization of deferred charges	135	426
Share based compensation expense	1,050	—
Changes in operating assets and liabilities:
Trade accounts receivable	1,442	(20,807)
Due from related parties	—	1,878
Prepayments and other assets	103	(374)
Inventories	(1,586)	(4,334)
Trade accounts payable	3,108	6,266
Due to related parties	597	(1,585)
Accrued liabilities	589	3,535

Net cash provided by / (used in) operating activities	5,476	(3,647)

Cash flow for investing activities:
Vessels’ acquisition	(24)	(398,948)
Additions in restricted cash	—	(5,000)

Net cash used in investing activities	(24)	(403,948)

Cash flows from financing activities:
Proceeds from issuance of long term debt	—	134,580
Loan issuance costs	—	(1,370)
Offering proceeds	—	278,545
Offering expenses paid	—	(590)
Commissions payable for vessel acquisition	—	(965)
Repayments of related party debt	—	(791)
Dividends paid	(8,801)	—

Net cash (used in)/provided by financing activities	(8,801)	409,409

Net (decrease) / increase in cash and cash equivalents	(3,349)	1,814
Cash and cash equivalents at beginning of the period	10,925	1

Cash and cash equivalents at end of period	7,576	$1,815

Supplemental Cash Flow Information
Cash paid for interest	$2,718	$—
Non Cash Investing and Financing activities
Net liabilities assumed by CMTC upon contribution of vessel to the Company.	—	56,908
Difference of net book value of the M/T Miltiadis M II over the cash consideration paid to CMTC.	—	4,158
Capital and drydocking expenditures included in liabilities at the end of the period.	676	209
Offering included in liabilities at the end of the period.	—	158
Commission payable to related party for vessel acquisition.	—	965

NOTES
(1)	The unaudited condensed and consolidated statements of operations and cash flows for the three and six month periods ended June 30, 2010 include the results of operations of M/T Miltiadis M II which was acquired from Capital Maritime & Trading Corp. (“Capital Maritime”), an entity which prior to the offering was under common control, on March 30, 2010, as though the transfer had occurred at the beginning of the earliest period presented.

(2)	The Company considers the Class B shares as an equity recapitalization and used the number of Class B shares of 2,105,263 to calculate earnings per share, prior to the offering, for the period from January 1, 2010 to March 16, 2010.

Appendix A — Reconciliation of Non-GAAP Financial Measure
(In thousands of U.S. dollars)
Description of Non-GAAP Financial Measure — Cash Available for Distribution
Description of Non-GAAP Financial Measure — Cash Available for Distribution
Cash Available for Distribution is a quantitative standard used in the publicly-traded Companies to assist in evaluating a Company’s ability to make quarterly cash distributions. Cash Available for Distribution is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by accounting principles generally accepted in the United States.
We determine our Cash Available for Distribution as:
Net income (loss)
plus
•	depreciation and amortization

•	non- cash items,

•	loan fees amortization

•	any write-offs or other non-recurring items
less
•	any net income attributable to the historical results of vessels acquired by the company from Capital Maritime, our Manager.

•	any amount required to maintain a reserve that our board of directors determines from time to time is appropriate for the conduct and growth of the company’s fleet.

Appendix A — Reconciliation of Non-GAAP Financial Measure — Continued
(In thousands of U.S. dollars)
Description of Non-GAAP Financial Measure — Cash Available for Distribution
The table below reconciles net loss to Cash Available for Distribution for the three month period ended June 30, 2011

For the three-month
Reconciliation of Non-GAAP Financial	period ended
Measure — Cash Available for distribution	June 30, 2011
Net Loss	(7,506)
Add:
Depreciation and Amortization	4,073
Share based compensation expense	515
Less:
Recommended Reserves	863
Cash Available for Distribution	(3,781)
Number of total shares outstanding	16,004,663

Important Information For Investors And Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between Crude Carriers and CPLP will be submitted to the shareholders of Crude Carriers for their consideration. CPLP will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Crude Carriers that also constitutes a prospectus of CPLP. Crude Carriers and CPLP also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CRUDE CARRIERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Crude Carriers, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Crude Carriers will be available free of charge on Crude Carriers’ website at www.crudecarrierscorp.com http://www.crudecarrierscorp.com under the tab “Investor Relations” or by contacting Crude Carriers’ Investor Relations Department at (212) 661-7566.
Crude Carriers and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Crude Carriers in connection with the proposed transaction. Information about the directors and executive officers of Crude Carriers is set forth in its Annual Report on Form 20-F, which was filed with the SEC on April 18, 2011. This document can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.